Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038
VIA EDGAR
July 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Nicholas Nalbantian, Mara Ransom
Re:       Seaport Entertainment Group Inc.
Registration Statement on Form 10-12B (File No. 001-42113)
Dear Mr. Nalbantian and Ms. Ransom:
Seaport Entertainment Group Inc., a Delaware Corporation (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form 10-12B (File No. 001-42113) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on July 24, 2024, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
We request that we be notified of such effectiveness by a telephone call to Julian Kleindorfer of Latham & Watkins LLP, the Company’s counsel, at (213) 891-8371, or by email to julian.kleindorfer@lw.com.
[Signature page follows]

Sincerely,

SEAPORT ENTERTAINMENT GROUP INC.

By:	/s/ Anton D. Nikodemus
Name:	Anton D. Nikodemus
Title:	Chief Executive Officer

cc:	Michael J. Haas, Latham & Watkins LLP
Julian Kleindorfer, Latham & Watkins LLP
Abigail Smith, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP